                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

      (Check One) [ ] Form 10-K and Form 10-KSB[ ] Form 20-F [ ] Form 11-K
                   [X] Form 10-Q and Form 10-QSB[ ] Form N-SAR

                      For Period Ended: March 31, 2001

                      [ ] Transition Report on Form 10-K
                      [ ] Transition Report on Form 20-F
                      [ ] Transition Report on Form 11-K
                      [ ] Transition Report on Form 10-Q
                      [ ] Transition Report on Form N-SAR
         For the Transition Period Ended: ______________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________________

                                     PART 1
                             REGISTRANT INFORMATION

Full Name of Registrant: Price Net USA, Inc.

Former Name if Applicable: MNS Eagle Equity Group II, Inc.

Commission File No. 0-31319

Address of Principal Executive Office (Street and Number):

     2575 McCabe Way
     City, State and Zip Code: Irvine, CA 92614

                                    PART II
                            RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[ ]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]  (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
          10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]  (c)  The accountant's statement or other exhibit required by Rule 12b-25(c)
          has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB,
11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if
Needed)

The Registrant was unable to file the Quarterly Report on Form 10-QSB for the quarter ended March 31, 2001 without unreasonable effort or expense due to the delay of an independent third party providing financial information.

                                     PART IV
                                OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

     Donald J. Rackemann            949                         225-6200
          (Name)                (Area Code)                (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act
     of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narrative and quantitative, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Results of Operations for the Three Months Ended March 31, 2001 Compared to
Three Months Ended March 31, 2000

Revenue

Revenue decreased to $151,663 for the three months ended March 31, 2001 from
$2,650,134 for the comparable period in 2000 as a result of the significant reorganization and restructuring of our operation and customer revenue base stemming from the termination of our Company President as well as the departure of certain field leadership associated with the president. The $151,663 revenue for the three months ended March 31, 2001 represents the residual income from
Price Net's long-distance phone service operation.

Cost of Sales

Cost of sales consists primarily of the costs of commissions paid to our network of independent sales representatives. Cost of sales decreased to $47,599 for the three months ended March 31, 2001 from $2,335,175 for the comparable period in 2000. This decrease was primarily attributable to our lack of internet mall site sales. The $47,599 costs are directly attributable to commissions paid (or to be paid) to our long distance telephone service distributors.

Operating Expenses

Selling, General and Administrative. Selling, general and administrative expenses consist of advertising and promotional expenditures, payroll and related expenses for executive and administrative personnel, facilities expenses, professional and consulting services expenses, travel and other general corporate expenses. Selling, general and administrative expenses decreased to $438,342 for the three months ended March 31, 2001 from
$2,922,101 for the comparable period in 2000. The reduction in overall operating expenses between to two periods is the result of our downsizing of our operations stemming from the lack of internet mall site sales. Also, during the three months ended March 31, 2000, a significant one-time non-cash transaction occurred relating to the settlement and award of international sales rights. The settlement resulted in the issuance of restricted common stock, which had a fair value of approximately $1 million. We expect selling, general and administrative expenses to increase in absolute dollars as we continue to pursue advertising and marketing efforts, expand our product line, expand our locations worldwide, expand our staff and incur additional costs related to the growth of our business and being a public company.

Net Loss

We incurred a net loss of $(334,277) for the three months ended March 31, 2001 as compared to $(2,607,142) for the comparable period in 1999. Net loss for the three months ended March 31, 2001 was primarily affected by the continued
operating costs out-pacing the long distance telephone service revenue. The net loss for the period ended March 31, 2000 was primarily affected by the non-cash transaction as mentioned above.

                               Price Net USA, Inc.
                               -------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 21, 2001                   By: /s/ Donald J Rackemann
                                             Donald J Rackemann
                                             Chief Executive Officer